

Logan Office:

1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 ● (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:

560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

www.jones-simkins.com

February 28, 2019

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.

In connection with our audit of the financial statements and supplemental information of Lewis Young Robertson & Burningham, Inc. (the Company) for the year ended December 31, 2018, we will issue our report thereon dated February 28, 2019. Professional standards require that we provide you with the following information related to our audit.

<u>Significant and Critical Accounting Policies and Practices</u>

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. As described in Note 1, the Company changed accounting policies related to revenue recognition by adopting FASB Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, in 2018. Accordingly, the accounting change has been implemented utilizing the cumulative effect approach. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2018 financial statements are described in Note 1 to the financial statements.

<u>Critical Accounting Estimates</u>

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to

account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimates affecting the financial statements were the income tax estimates. We evaluated the key factors and assumptions used to develop these estimates in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. Based upon our evaluation of the qualitative aspects of the Company's financial reporting, we noted no evidence of management bias. In addition, as disclosed in the Report of Independent Registered Public Accounting Firm dated February 28, 2019, the financial statements are presented in conformity with accounting principles generally accepted in the United States of America.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedules summarize the uncorrected misstatement that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. The corrected misstatements in the attached schedule, in our judgment, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatement is immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected

misstatement or the matters underlying it could potentially cause future period financial statements to be materially misstated, even though, in our judgment, the uncorrected misstatement is immaterial to the financial statements under audit.

Auditors' Report

In connection with the audit of the financial statements, we have provided you a draft of our auditors' report and have discussed it with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report Letter, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditors' report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedules 1, 2, and 3 that accompany the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Independence

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

We are not aware of any such relationships.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company with you at our next meeting with you.

<u>Internal Control</u>

In planning and performing our audit of the financial statements of the Company as of and for the year ended December 31, 2018 and 2017, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiency that we believe to be a material weakness.

- The PCAOB expects a company's internal controls over accounting procedures, and the monitoring of those procedures, to be established and implemented in a way that ensures accounting processes produce materially correct financial reporting and disclosure. The attached schedule of audit adjustments documents the accounts where internal controls were insufficient to prevent material misstatement.

We also noted the following deficiency that we believe to be a significant deficiency.

- FINRA expects a company's internal controls over the computation of net capital, and the monitoring of those procedures, to be established in a way that ensures the calculations are accurate. During our testwork of the monthly calculations of net capital, we noted differences between the amounts in the calculation and the monthly financial statements. In addition, certain amounts were either included or excluded incorrectly from the calculation.

This information is intended solely for the use of the Board of Directors and management of Lewis Young Robertson & Burningham, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

Jones Simkins LLC

JONES SIMKINS LLC

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
SCHEDULE OF AUDIT ADJUSTMENTS
December 31, 2018

Account	Description	Debit	Credit
AJE #1	The gain on cash surrender value of life insurance was not recorded as of year-end. The following entry (JS AJE 2) was recorded to correct the overstatement of life insurance cash values and loss on cash value of life insurance.		
9020	Gain/Loss on Cash Value of Life Insurance	$ 54,261.63	
1600	Life Insurance Cash Value:Jason Burningham		22,984.49
1601	Life Insurance Cash Value:Laura Lewis		31,277.14
		$ 54,261.63	54,261.63
AJE #2	Administrative income from a related party earned in 2018 was recognized in the accounting system as 2019 revenue. The following entry (JS AJE 3) was recorded to correct the understatement of related party receivables and revenue.		
1900	Related Party Receivable	$ 7,500.00	
4030	Administrative Income		7,500.00
		$ 7,500.00	7,500.00
AJE #3	Expenditures related to 2018 but recognized as expenses in the accounting system in 2019. The following entry (JS AJE 4) was recorded to correct the understatement of payables and expenses.		
5290	Office Supplies:Supplies	$ 582.61	
5499	Travel & Entertainment:Travel:General Business	6,102.12	
2010	Accounts Payable		6,684.73
		$ 6,684.73	6,684.73

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
SCHEDULE OF AUDIT ADJUSTMENTS
December 31, 2018

Account	Description	Debit	Credit
AJE #4	Prepaid insurance was not properly recorded and amortized during 2018. The following entry (JS AJE 5) was recorded to correct the understatement of the prepaid insurance and overstatement of insurance expense.		
1303	Prepaid Expenses:Prepaid Insurance	$ 6,491.52	
5230	Insurance:E&O / Liability		6,491.52
		$ 6,491.52	6,491.52
AJE #5	Fixed asset additions and depreciation were not properly capitalized and recorded. The following entry (JS AJE 7) was recorded to correct the understatement of fixed assets and depreciation expense.		
1540	Equipment	$ 8,540.56	
1550	Furniture & Fixtures	0.01	
5080	Depreciation Expense:Equipment	1,249.68	
5090	Depreciation Expense:Furniture & Fixtures	901.69	
1510	Accumulated Depreciation:Accum Dep Equipment		1,249.68
1520	Accumulated Depreciation:Accum Dep Furniture		901.70
5036	Computer Supplies & Equipment:Hardware		8,540.56
		$ 10,691.94	10,691.94

Account	Description	Debit	Credit
AJE #6	Expenses were recorded incorrectly in 2018 as a result of 2017 audit entry being posted entirely to Office Expense:Other instead of to the breakout of correct accounts. The following entry (JS AJE 9) was recorded to correct the understatement of other office expenses and overstatement of various expenses.		
5282	Office Expense:Other	$ 8,165.69	
5037	Computer Supplies & Equipment:Software		52.35
5271	Employee Fringe Benefits:Memberships		1,625.00
5283	Office Expense:Parking		2.50
5283	Office Expense:Parking		81.00
5490	Travel & Entertainment:Entertainment:Conference		778.43
5493	Travel & Entertainment:Lodging:General Business		75.00
5493	Travel & Entertainment:Lodging:General Business		1,718.28
5494	Travel & Entertainment:Meals:Conference		459.65
5495	Travel & Entertainment:Meals:General Business		21.43
5495	Travel & Entertainment:Meals:General Business		112.16
5495	Travel & Entertainment:Meals:General Business		238.59
5495	Travel & Entertainment:Meals:General Business		555.69
5498	Travel & Entertainment:Travel:Conference		2,413.61
5499	Travel & Entertainment:Travel:General Business		32.00
		$ 8,165.69	8,165.69
AJE #7	Checks were back-dated to 2018 instead of recorded in 2019 when they were written. The following entry (JS AJE 10) was recorded to correct the understatement of cash and accounts payable.		
1060	Mountain America Credit Union	$ 26,417.47	
2010	Accounts Payable		26,417.47
		$ 26,417.47	26,417.47

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
SCHEDULE OF AUDIT ADJUSTMENTS
December 31, 2018

Account	Description	Debit	Credit
AJE #8	Other revenue was recorded in an expense account. The following entry (JS AJE 11) was recorded to correct the understatement of other office expense and other income.		
5282	Office Expense:Other	$ 24,000.00	
9010	Other Income		24,000.00
		$ 24,000.00	24,000.00
AJE #9	Consulting and financial advisory revenues earned in 2018 but recognized in the accounting system as 2019 revenue. The following entry (JS AJE 13) was recorded to correct the understatement of receivables and revenue.		
1200	Accounts Receivable	$ 36,000.00	
4000	Consulting Income		28,000.00
4010	Financial Advisory Income		8,000.00
		$ 36,000.00	36,000.00
AJE #10	Profit sharing contribution of up to 4.5 percent was authorized for FY2018. The following entry (JS AJE 15) was recorded to correct the understatement of the pension payable and pension expense.		
5351	Pension Expense:Employees	$ 44,542.60	
5352	Pension Expense:Officers	111,949.31	
2061	Pension Payable:Employee		44,542.60
2062	Pension Payable:Officer		111,949.31
		$ 156,491.91	156,491.91

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
SCHEDULE OF PASSED AUDIT ADJUSTMENTS
December 31, 2018

Account	Description	Debit	Credit
PJE #1	Workers compensation expense was recorded in 2017 instead of 2018. As the balance sheet is not materially misstated, the following entry (JS PJE 12) was not posted to correct the understatement of expenses and equity.		
5252	Insurance:Work Comp	$ 5,302.00	
3080	Retained Earnings QB		5,302.00
		$ 5,302.00	5,302.00